BJ SERVICES COMPANY
2000 INCENTIVE PLAN

FIRST AMENDMENT TO
TERMS AND CONDITIONS OF
STOCK OPTIONS FOR OFFICERS

WHEREAS, by resolutions passed at meetings of the Executive Compensation Committee (the "Committee") of BJ Services Company (the "Company") held on November 17, 2004 and November 22, 2005, the Committee authorized the grant of non-qualified options (the "Options") to officers of the Company; and

WHEREAS, such resolutions provided that the Options granted to such individuals should be transferable under certain circumstances as therein provided; and

WHEREAS, the provisions relating to the transferability of such options were inadvertently omitted from the Terms and Conditions of Stock Options For Officers and Key Employees (the "Terms and Conditions) as provided to such officers;

NOW, THEREFORE, Paragraph 8 of the Terms and Conditions of each such award is hereby amended by this First Amendments to add the following thereto:

"Notwithstanding the immediately preceding sentence, the Option may be transferred (in whole or in part) by the Employee to (1) the spouse, children or grandchildren of the Employee ("Immediate Family Members"), (2) a trust or trusts for the exclusive benefit of the Immediate Family Members and if applicable, the Employee, or (3) a partnership in which such Immediate Family Members and, if applicable, the Employee are the only partners."

THIS FIRST AMENDMENT IS HEREBY ADOPTED effective as of November 17, 2004 and November 22, 2005, respectively, as though originally incorporated therein, pursuant to the authority granted by the Committee to the Vice President and General Counsel of the Company.

BJ SERVICES COMPANY

By:

Margaret B. Shannon

Vice President and General Counsel

DATE:

OPTIONEE:

[Name]